Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603


                                  May 1, 2014


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1155
               Compass Undervalued Top Picks Portfolio, Series 1
                       File Nos. 333-194067 and 811-03763
-------------------------------------------------------------------------------

Dear Mr. Bartz:

      This letter is in response to your comment letter sent on March 20, 2014 regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1155, filed on February 21, 2014 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Compass Undervalued Top Picks Portfolio, Series 1 (the "Trust").

PROSPECTUS

Investment Summary -- Principal Investment Strategy

      1. The second paragraph of this section states that the Trust may include the common stocks of non-U.S. companies. Please disclose the risks of investing in non-U.S. companies in the discussion of the Trust's principal risks.

      Response: Even though the common stocks of non-U.S. companies may be included in the portfolio, we include risks based upon the final portfolio. If such securities are selected for the portfolio of this Trust, we will add the appropriate risk disclosures.

      Investment Summary -- Security Selection

      2. The sixth bullet point in this section states that the security selection process is subject to a maximum sector weighting. Please provide the Trust's maximum sector weighting.

      Response: The disclosure has been revised as requested.

      We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren